SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of April 19, 2007

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On April 19, 2007, Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s consolidated financial results for the year ended December 31, 2006. A copy of such press release is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated April 19, 2006, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the year ended December 31, 2006.

Exhibit 99.1

Global Crossing Reports GCUK’s Fourth Quarter and Full Year 2006 Results

•	Revenue of 241 million pounds in 2006 establishes basis for future revenue growth.

•	Bond offering generated 56 million pounds in net proceeds.

•	GCUK acquired Fibernet from Global Crossing Limited subsidiary in December 2006.

FOR IMMEDIATE RELEASE: THURSDAY, APRIL 19. 2007

London — Global Crossing (NASDAQ: GLBC) today announced fourth quarter and full year 2006 financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK generated 241 million pounds in revenue, with adjusted gross margin at 68 percent of revenue in 2006. In addition, the company generated 62 million pounds of earnings before interest, taxes, depreciation and amortization (EBITDA) and 61 million pounds of cash from operations, before interest payments.

Global Crossing completed its acquisition of Fibernet in October and sold it to GCUK on December 28, 2006. The integration of Fibernet’s business into GCUK’s operations is still in progress. Throughout the year, GCUK announced several new contract renewals and new customer wins, building a solid base for future revenue growth. The company announced yesterday that it is providing Newsquest with a VoIP-ready managed IP VPN covering 160 sites across the UK and consolidating 50 server locations into two data centers.

“Our UK business made positive strides in 2006, including several significant contract renewals and new customer wins,” said John Legere, Global Crossing’s chief executive officer. “As Fibernet’s operations quickly approach full integration into GCUK, we’ll be in a stronger position to serve customers with our enhanced network and portfolio of innovative IP solutions.”

Anthony Christie, recently appointed to the role of managing director for GCUK and Europe, added: “Our UK business is key to the overall growth of Global Crossing, and we’re keenly focused on strategic initiatives for 2007, such as service generation and augmenting our UK IP backbone with even greater reach and capacity for customers’ converged IP services and managed services, to generate growth and ensure a superior, and differentiated, customer experience.”

Revenue, Margin and Costs

On December 28, 2006, GCUK acquired Fibernet from a subsidiary of Global Crossing Limited and began consolidating Fibernet’s operations into GCUK’s results; therefore, the impact of Fibernet on GCUK’s operating results for 2006 is not significant. Going forward GCUK’s operating results will include full contribution from Fibernet UK’s operations.

GCUK generated total revenue of 241 million pounds for the year, compared with 239 million pounds in 2005. New customer wins throughout the year, such as the Crown Prosecution Service and Learning and Skills Council, and increased wholesale voice revenue, built a steady revenue base for GCUK, which was partially offset by previously disclosed customer losses. The “invest and grow” component of GCUK’s business, which includes enterprise and carrier data customers, generated 236 million pounds or 98 percent of total revenue for 2006. Adjusted gross margin (defined as revenue minus cost of access) was 164 million pounds or 68 percent of revenue for the year. This compared with 70 percent of revenue or 168 million pounds for 2005.

During the fourth quarter of 2006, GCUK generated revenue of 62 million pounds, 98 percent of which was generated from the “invest and grow” component. This was a 2 percent sequential increase over the previous quarter, when revenue was 60 million pounds, and a 3 percent year-over-year increase from the fourth quarter of 2005. Adjusted gross margin was 42 million pounds during the fourth quarter or 68 percent of revenue, compared with 41 million pounds in the third quarter of 2006 and 42 million pounds in the fourth quarter of 2005.

Cost of revenue, which includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales, was 159 million pounds for the full year, compared with 146 million pounds in 2005. The increase was attributable to higher cost of access expense as a result of certain one-time benefits in 2005, higher carrier sales volumes and contract novations in 2006 for certain customers, along with higher equipment sales costs, higher real estate, network and operations costs as a result of credits and one-time gains and benefits in 2005. Sales, general and administrative expenses (SG&A) were 31 million pounds for the year, relatively flat from 2005.

For the fourth quarter, the company reported cost of revenue expense of 43 million pounds, compared to 39 million pounds in the third quarter and 34 million pounds in the fourth quarter of 2005. The sequential increase was attributable to equipment sales to one of GCUK’s largest customers. The year-over-year increase was due to the equipment sales in the fourth quarter as well as a rates rebate received in the fourth quarter of 2005. SG&A in the fourth quarter was 9 million pounds, compared with 7 million pounds in the third quarter and 6 million pounds in the fourth quarter of 2005. During the fourth quarter, the company recognized 2 million pounds of restructuring charges relating to the acquisition of Fibernet. Without it, SG&A would have been flat sequentially.

Earnings

GCUK’s EBITDA for 2006, as defined in Table 5 that follows, was 62 million pounds, compared with 66 million pounds in 2005. In the fourth quarter, the company recorded EBITDA of 20 million pounds, compared with 15 million pounds in the third quarter and 18 million pounds in the fourth quarter of 2005. Fourth quarter and full year EBITDA reflects an 8 million pound net gain arising from the acquisition of Fibernet (see Table 2 for reference). Included in this net gain is the deemed settlement of approximately 1 million pounds of deferred revenue with Fibernet. Excluding the 8 million pound net gain on the acquisition of Fibernet and the 1 million pound deemed settlement of deferred revenue, GCUK would have recorded EBITDA of 13 million pounds in the fourth quarter.

GCUK’s net income for 2006 was 13 million pounds, compared with 8 million pounds in 2005. During the fourth quarter, GCUK recorded a net loss of 2 million pounds, compared with income of 4 million pounds in the third quarter and 10 million pounds in the fourth quarter of 2005. The company reduced its deferred tax asset by 9 million pounds during the fourth quarter, due to an estimate change of the future realization of the company’s deferred tax assets.

Cash Position

As of December 31, 2006, GCUK had 40 million pounds of cash and cash equivalents. In 2006, GCUK generated cash from operations (before interest payments) of 61 million pounds and made interest payments of 26 million pounds on its senior secured notes and capital leases. GCUK made net loans of 28 million pounds to subsidiaries of Global Crossing Limited and used 26 million pounds for capital expenditures and principal payments on capital leases. In addition, it spent 53 million pounds on the acquisition of

Fibernet; Fibernet had a cash balance of 8 million pounds at December 28, 2006. The acquisition was funded through the sale of additional senior secured notes in December 2006 which resulted in net proceeds of 56 million pounds.

Non-GAAP Financial Metrics

Consistent with the Securities and Exchange Commission’s (SEC’s) Regulation G, the attached schedules include definitions of EBITDA and adjusted gross margin, which are non-GAAP (generally accepted accounting principles) financial metrics, as well as reconciliations of such measures to the most directly comparable financial metrics calculated and presented in accordance with International Financial Reporting Standards (IFRS).

International Financial Reporting Standards

GCUK’s results reported here include audited consolidated financial results for the years ended December 31, 2006 and 2005, unaudited consolidated financial results for the three months ended December 31, 2006 and 2005 and audited consolidated balance sheets as of December 31, 2006 and 2005, in accordance with IFRS, as adopted by the European Union. GCUK’s fourth quarter 2006 and 2005 as well as full year 2006 and 2005 results were included in Global Crossing’s consolidated results previously reported on March 16, 2007, in accordance with U.S. GAAP.

Conference Call

Management has scheduled a conference call for Thursday, April 19, 2007, at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 346 6553 or +44 (0) 870 001 3140. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Thursday, April 19, 2007, beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Thursday, April 26, 2007 at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21336317. UK callers may access the replay by dialing +44 (0) 870 000 3081 or 0800 692 0831 and entering reservation number 21336317.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Global Crossing (UK) Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to the strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

Global Crossing (UK) Telecommunications operates a high-capacity UK network connecting 150 towns and cities and reaching within just over one mile of 64 percent of UK businesses. The UK network is linked into the wider Global Crossing network that connects more than 300 major cities in 29 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects more than 300 cities in 29 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe. The company’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. The company offers a full range of managed data, voice and security products, to approximately 40 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs. Its Professional Services and Managed Solutions provide VoIP, security and network consulting and management services to support its Global Crossing IP VPN service and Global Crossing VoIP services. Global Crossing was the first — and remains the only — global communications provider with IPv6 natively deployed in its network.

Please visit www.globalcrossing.com or blogs.globalcrossing.com/ for more information about Global Crossing.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause GCUK’s actual results to differ materially, including: The ability to successfully integrate the Fibernet business and realize the benefits anticipated from the acquisition of Fibernet; increased competition in the marketplace and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; the reliance on a limited number of third party supplier; covenants in the senior notes indenture which restrict the company’s financial and operational flexibility; slower than anticipated adoption by customers of next generation products; the dependence on a number of key personnel; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; exposure to unreserved contingent liabilities; and other risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. The company undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contacts

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Jo Graves

Europe

+ 44 (0) 1256 858 403

jo.graves@globalcrossing.com

Analysts/Investors Contact

Laurinda Pang

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

Europe

+ 1 800 836 0342

glbc@globalcrossing.com

IR/PR1

7 Financial Tables Follow

Global Crossing (UK) Telecommunications Limited and Subsidiaries Summary of Consolidated Revenues Results below are in pounds sterling in thousands.	Table 1

	Three months ended		Year ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
Revenues:
Enterprise and carrier data	£60,401	£59,282	£235,693	£237,553
Wholesale voice	1,155	382	4,394	1,445

	61,556	59,664	240,087	238,998
Global Crossing group companies	151	126	525	500

Consolidated revenues	£61,707	£59,790	£240,612	£239,498

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Statements of Operations Results below are in pounds sterling in thousands.	Table 2

	Three months ended		Year ended
IFRS in IFRS Reporting Format	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
Revenue	£61,707	£59,790	£240,612	£239,498
Cost of sales	(40,295)	(32,198)	(147,481)	(136,317)

Gross profit	21,412	27,592	93,131	103,181

Distribution costs	(2,822)	(2,412)	(10,385)	(10,009)
Administrative expenses	(13,319)	(10,924)	(53,683)	(47,738)
Net gain arising from acquisition of Fibernet	8,453	—	8,453	—

Operating profit	13,724	14,256	37,516	45,434

Finance revenue	(20)	1,414	1,503	2,206
Finance charges	(4,327)	(9,488)	(16,191)	(42,125)

Profit before tax	9,377	6,182	22,828	5,515

Tax (charge) benefit	(11,020)	3,510	(9,377)	2,477

Profit (loss) for the period	£(1,643)	£9,692	£13,451	£7,992

	Three months ended		Year ended
IFRS in U.S. Reporting Format	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	£61,707	£59,790	£240,612	£239,498

Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(19,678)	(17,737)	(76,975)	(71,969)
Real estate, network and operations	(9,543)	(5,790)	(38,461)	(31,780)
Third party maintenance	(3,938)	(4,306)	(16,632)	(17,628)
Cost of equipment sales	(9,701)	(6,640)	(26,779)	(24,360)

Total cost of revenue	(42,860)	(34,473)	(158,847)	(145,737)

Selling, general and administrative	(9,115)	(6,499)	(30,885)	(31,123)
Depreciation and amortization	(6,387)	(3,383)	(24,551)	(20,104)

Total operating expenses	(58,362)	(44,355)	(214,283)	(196,964)

OPERATING INCOME	3,345	15,435	26,329	42,534

OTHER INCOME (EXPENSE)
Interest expense, net	(7,828)	(5,591)	(26,740)	(27,739)
Other expense, net Other income (expense), net	12,112	(3,662)	21,491	(9,280)

INCOME BEFORE BENEFIT (PROVISION) FOR INCOME TAXES	7,629	6,182	21,080	5,515
Benefit (provision) for income taxes	(11,020)	3,510	(9,377)	2,477
Extraordinary gain, net of tax	1,748	—	1,748	—

NET INCOME (LOSS)	£(1,643)	£9,692	£13,451	£7,992

Note: The classification differences between reporting under IFRS and U.S. GAAP are as follows:

Cost of sales:

Under IFRS, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales within cost of revenue.

Foreign currency gains/(losses):

Under IFRS, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes, which are included in finance costs, and those related to loans to related parties, which are included in finance revenue. Under U.S. GAAP, all foreign exchange gains/(losses) are included in other income (expense), net.

Net gain arising from acquisition of Fibernet:

Under IFRS, the company includes the gain on settlement of contracts due to Fibernet acquisition (£8,411), the gain on recognition of negative goodwill (£1,748) and charges related to restructuring Fibernet’s operations (£1,706) in net gain arising from acquisition of Fibernet within operating profit. Under U.S. GAAP, the gain on settlement of contracts due to Fibernet acquisition is included in other income (expense), net; the gain on recognition of negative goodwill is recognized as an extraordinary gain, net of tax; and charges related to restructuring Fibernet’s operations are included in sales, general and administrative expenses.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Balance Sheets Results below are in pounds sterling in thousands.	Table 3

	December 31, 2006	December 31, 2005
Non-current assets
Intangible assets, net	£14,241	£1,296
Property, plant and equipment, net	182,556	129,005
Investment in associate	163	4
Retirement benefit asset	922	1,106
Derivative financial instrument	—	1,245
Trade and other receivables	33,130	3,669
Deferred tax asset	5,262	8,148

	236,274	144,473

Current assets
Inventory	1,112	—
Trade and other receivables	59,182	59,954
Deferred tax asset	—	5,693
Derivative financial instrument	—	415
Cash and cash equivalents	40,309	44,847

	100,603	110,909

Total assets	£336,877	£255,382

Current liabilities
Trade and other payables	£(77,980)	£(68,486)
Senior secured notes	—	(13,997)
Deferred revenue	(48,005)	(30,823)
Provisions	(3,266)	(2,980)
Obligations under finance leases	(9,214)	(6,681)
Derivative financial instrument	(894)	—

	(139,359)	(122,967)

Non-current liabilities
Trade and other payables	(647)	—
Senior secured notes	(249,631)	(195,097)
Deferred revenue	(109,765)	(103,850)
Retirement benefit obligation	(2,808)	(2,922)
Provisions	(5,243)	(11,603)
Obligations under finance leases	(23,209)	(23,661)
Derivative financial instrument	(1,789)	—

	(393,092)	(337,133)

Total liabilities	(532,451)	(460,100)

Net liabilities	£(195,574)	£(204,718)

Capital and reserves
Equity share capital	£101	£101
Capital reserve	25,368	25,151
Hedging reserve	(2,616)	1,908
Accumulated deficit	(218,427)	(231,878)

Total equity	£(195,574)	£(204,718)

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Cash Flow Statements Results below are in pounds sterling in thousands.	Table 4

	For the year ended
	December 31, 2006	December 31, 2005
Operating activities
Profit for the period	£13,451	£7,992
Adjustments for:
Finance costs, net	14,688	39,919
Income tax	9,377	(2,477)
Depreciation of property, plant and equipment	21,817	18,334
Amortization of intangible assets	1,120	832
Share based payment expense	217	2,089
Gain on settlement of contracts due to Fibernet acquisition	(8,411)	—
Gain on recognition of negative goodwill	(1,748)	—
Loss on disposal of property, plant and equipment	168	715
Equity pick up in associate	(159)	—
Change in provisions	(6,582)	1,917
Change in operating working capital	9,204	1,447
Change in other assets and liabilities	8,231	(6,206)

Cash generated from operations	61,373	64,562
Interest paid	(26,463)	(26,924)

Net cash provided from operating activities	£34,910	£37,638

Investing activities
Interest received	£3,740	£1,479
Proceeds from disposal of property, plant and equipment	8	10
Purchase of property, plant and equipment	(20,435)	(9,452)
Acquisition of subsidiary, net of cash acquired	(45,013)	—

Net cash used in investing activities	£(61,700)	£(7,963)

Financing activities
Loans provided to group companies	£(43,835)	£—
Loans repaid by group companies	16,114	—
STT Bridge loan facility	—	—
Senior secured notes, net	55,394	—
Repayments of capital elements under finance leases	(5,421)	(6,021)

Net cash provided by financing activities	£22,252	£(6,021)

Net increase (decrease) in cash and cash equivalents	(4,538)	23,654
Cash and cash equivalents at beginning of period	44,847	21,193

Cash and cash equivalents at end of period	£40,309	£44,847

Non-cash investing activities:
Capital lease and debt obligations incurred	£5,072	£691

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of IFRS EBITDA to Profit (Loss) for the Period (unaudited) Results below are in pounds sterling in thousands.	Table 5

	Three months ended		Year ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
IFRS EBITDA	£20,111	£17,639	£62,067	£65,538
Depreciation and amortization	(6,387)	(3,383)	(24,551)	(20,104)
Finance revenue	(20)	1,414	1,503	2,206
Finance costs	(4,327)	(9,488)	(16,191)	(42,125)
Taxation	(11,020)	3,510	(9,377)	2,477

Profit (loss) for period	£(1,643)	£9,692	£13,451	£7,992

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of EBITDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial metric, to profit (loss) for the period, which is the most directly comparable IFRS measure. Management believes that EBITDA is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing financial performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Definition:

IFRS EBITDA consists of profit (loss) for the period before taxation, finance costs, finance revenue and depreciation and amortization expense recorded to cost of sales and administrative expenses.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of Profit (Loss) Under IFRS to U.S. GAAP Results below are in pounds sterling in thousands.	Table 6

	Three months ended		Year ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
Profit (loss) reported under IFRS	£(1,643)	£9,692	£13,451	£7,992
Reconciling items:
Push down of Global Crossing’s fresh start accounting:
- Deferred income	(1,133)	(1,143)	(4,556)	(4,498)
Long-term IRU agreements	(87)	(92)	(348)	(366)
Restructuring costs	(20)	1,747	(201)	1,802
Pensions	11	15	12	2
Dilapidation provisions	(39)	82	61	326
Share-based compensation	87	(93)	(136)	(264)
Income taxes	106	(6,289)	(2,436)	(7,240)
Purchase accounting - restructuring	1,706	—	1,706	—
Purchase accounting - goodwill	(1,748)	—	(1,748)	—

Income (loss) under U.S. GAAP	£(2,760)	£3,919	£5,805	£(2,246)

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited) Results below are in pounds sterling in thousands.	Table 7

	Three months ended		Year ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£42,029	£42,053	£163,637	£167,529
Less:
Customer-specific costs	(10,782)	(7,617)	(31,117)	(28,586)
Third-party maintenance	(3,938)	(4,306)	(16,632)	(17,628)
Depreciation & amortization (included within cost of sales)	(5,897)	(2,538)	(22,757)	(18,134)

Gross Profit (IFRS)	£21,412	£27,592	£93,131	£103,181

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of adjusted gross margin, which is considered a non-GAAP financial metric, to gross profit, which is the most directly comparable IFRS measure. Adjusted gross margin is provided to increase the comparability to the parent company’s financial presentations, which include this metric.

Definitions:

Adjusted gross margin is revenue minus cost of access.

Gross profit is revenue minus cost of access, customer-specific costs, third party maintenance and depreciation and amortization recorded to cost of sales.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operation results are included in GCUK’s 2006 results as of December 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D Christie
Title:	Managing Director

Date: April 19, 2007